April 30, 2019

Wei Chen
Chief Executive Officer
Orisun Acquisition Corp.
555 Madison Avenue, Room 543
New York, NY 10022

       Re: Orisun Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted April 2, 2019
           CIK No. 0001770251

Dear Ms. Chen:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement on Form S-1 submitted on April 2,
2019

General, page i

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Prospectus Cover Page, page ii

2. Please briefly disclose here that you have agreed to sell to Chardan Capital Markets, LLC, an option to purchase up to 300,000 units for $100.
 Wei Chen
Orisun Acquisition Corp.
April 30, 2019
Page 2
Prospectus Summary, page 1

3. We note disclosure that Everstone Investments LLC ("Everstone") and Chardan Capital
         Markets, LLC ("Chardan") and/or their designee have committed to purchase from you an aggregate of 220,000 units. Please specify the number of shares that each of Everstone and Chardan have committed to purchase of the 220,000 units.
       You may contact Jenn Do (Staff Accountant) at (202) 551-3743 or Al Pavot (Staff
Accountant) at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff Attorney) at (202) 551-
3345 or Asia Timmons-Pierce (Special Counsel) at (202) 551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameWei Chen
                                                           Division of
Corporation Finance
Comapany NameOrisun Acquisition Corp.
                                                           Office of
Manufacturing and
April 30, 2019 Page 2                                      Construction
FirstName LastName